Income statement information

Total sales of goods and services	8089	+	
Cost of sales	8518	−	
Gross profit/loss	8519	=	
Cost of sales	8518	+	
Total operating expenses	9367	+	70,351
Total expenses (mandatory field)	9368	=	70,351
Total revenue (mandatory field)	8299	+	98,978
Total expenses (mandatory field)	9368	−	70,351
Net non-farming income	9369	=	28,627

Farming income statement information

Total farm revenue (mandatory field)	9659	+	
Total farm expenses (mandatory field)	9898	−	
Net farm income	9899	=	

Net income/loss before taxes and extraordinary items	9970	=	28,627

Total other comprehensive income	9998	=	

Extraordinary items and income (linked to Schedule 140)

Extraordinary item(s)	9975	−	
Legal settlements	9976	−	
Unrealized gains/losses	9980	+	
Unusual items	9985	−	
Current income taxes	9990	−	
Future (deferred) income tax provision	9995	−	
Total – Other comprehensive income	9998	+	
Net income/loss after taxes and extraordinary items (mandatory field)	9999	=	28,627